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05041014

1-3-22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaview Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack (212) 331-7872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH, D.C.
179
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2005

TLH 3/22

OATH OR AFFIRMATION

I, Russell Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris Wilkerson
Notary Public, State of New York
No. 01WI6074356
Qualified in New York County
Commission Expires May 13, 2006

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) *Statement of Financial Condition.*
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~. Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAVIEW SECURITIES LLC

* * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

* * * * * * * * * * * * * * * *

SEAVIEW SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	209,529
Property and equipment, at cost less accumulated depreciation and amortization of $13,945		25,377
Other assets		31,272
	$	266,178

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities		40,290
Commitments		
Members' equity		225,888
	$	266,178

The accompanying notes are an integral part of this financial statement.

SEAVIEW SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is comprised of private placement transactions and acting as a financial and/or strategic advisor to public and private companies, with its primary focus in the biotechnology industry, for which it earns fee income.

The Company entered into a clearing agreement in December 2004, and was subsequently approved for participation in underwriting, by the NASD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company records fee income and related expenses when incurred.

The Company records fee income as it achieves certain performance thresholds required under agreements.

Unrealized gains are measured by the difference between the fair value on date of acquisition and the fair value at December 31, 2004, on positions held by the Company during the year.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment:

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The Company's fixed assets represent computer equipment, which is being depreciated over a useful life of three years. At December 31, 2004, the cost and accumulated depreciation of these assets is $39,322 and $13,945, respectively.

3. SECURITIES EQUITIES:

Securities equities are classified as trading securities and are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

As part of the Company's compensation for services rendered to ConjuChem Inc. ("CC"), 200,000 options to purchase shares of CC stock were received. Per the Agreement between the Company and CC, the exercise price of the options shall be the closing stock price of CC as of the date of the Agreement, February 10, 2003. 100,000 options vested immediately at the time of the Agreement, with the remaining vesting at a later date, based on stipulations as outlined in the Agreement. Such options shall be exercisable, in whole or in part, for a period of ten years following their issue date. 100,000 of the options were exercised and sold during 2004 and realized approximately $250,000 in gain. The Company has under an extension agreement deferred the vesting of the remaining 100,000 options, and has recorded the options at fair value, which was determined by management to be zero.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2004, the Company had net capital, as defined, of $158,805 which exceeded the required minimum net capital of $5,000 by $153,805. Aggregate indebtedness at December 31, 2004 totaled $40,290. The ratio of aggregate indebtedness to net capital was .25 to 1.

5. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

6. COMMITMENTS:

Employment Agreement:

The Company has an employment agreement with an employee, expiring in 2005. Such agreement provides for minimum salary levels as well as incentive bonuses, which are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 2004, excluding bonus is approximately $30,000.

Lease:

On July 1, 2004, the Company renewed a lease agreement whereby it leases its office space, including furnishings, fixtures, and equipment. The lease calls for monthly rent of $7,500 and other miscellaneous charges, as stipulated in the lease. The lease does not call for rent escalations and expires on June 30, 2005 with the option of renewal by the tenant and the landlord of no less than six months from expiration date. The Company's minimum lease obligation at December 31, 2004 is $45,000 for the year ending December 31, 2005.

7. DEFERRED TAXES:

The Company has net operating loss carryforwards which are available to offset its future taxable income expiring in 2024, approximating $290,000.

A deferred tax asset has been established for temporary differences arising from the future benefit expected to arise as a result of net operating loss carryforwards. A 100% valuation allowance has been provided for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding the near-term utilization of such benefit. This has resulted in a valuation allowance of $12,000 for the year 2004.

The deferred tax asset at December 31, 2004 arising as a result of net operating loss is as follows:

	Amount
Income tax benefit at statutory rates	$ 12,000
Less: Valuation allowance	12,000
Net deferred tax asset	$ -0-

8. SUBSEQUENT EVENT:

The Company's members contributed additional capital in January 2005, in the amount of $150,000 each. One member's contribution was in the form of a note rather than cash. The note is due on demand.

* * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members of
Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC, (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 14, 2005